UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 24, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release DEALING IN SECURITIES BY AN INDEPENDENT NON-EXECUTIVE
DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 JSE share code: ANG
CUSIP: 035128206 NYSE share code: AU
JSE Bond Company Code - BIANG
24 August 2018
NEWS RELEASE
DEALING IN SECURITIES BY AN INDEPENDENT NON-EXECUTIVE DIRECTOR OF ANGLOGOLD
ASHANTI LIMITED
In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Independent Non-
Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.
Details of the transaction are provided below:
Name of director Albert Garner
Name of company AngloGold Ashanti Limited
Date of transaction 20 August 2018
Nature of transaction
On-market purchase on the New York Stock
Exchange
Class of security American Depositary Receipts (ADR)
Number of ADRs purchased 10,000
Volume-weighted Average Price per ADR
including commission and fees
US$7.397161
Lowest price of ADRs purchased US$7.3950
Highest price of ADRs purchased US$7.3967
Value of transaction US$73,971,61
Nature and extent of interest Direct beneficial
Prior clearance to deal Obtained
ENDS
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 646 880 4526 / +1 646 379 2555 sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 24, 2018
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance